UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________________________________

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2016
Cottonwood Multifamily REIT I, Inc.
(Exact name of issuer as specified in its charter)

Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
_______________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(949) 417-6500
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_______________________________________________________________________

Item 1        Management’s Discussion and Analysis of Financial Condition and Results of Operation
Results of Operation
For the period beginning January 1, 2016 through June 30, 2016, we had not acquired any assets, begun operations or generated any income. Our assets were comprised solely of $10,000 in cash and we had not incurred any liabilities.
Liquidity and Capital Resources
For the period beginning January 1, 2016 through June 30, 2016, no changes were made to our liquidity strategy or capital sources.
Trends and Key Information Affecting our Performance
Because we had not yet begun operations, there are no additional trends or key information affecting our performance.
Item 2.   Other Information

None.

Item 3    Financial Statements

Cottonwood Multifamily REIT I, Inc.
Consolidated Balance Sheets

	June 30, 2016	December 31, 2015
	(Unaudited)	(Audited)
Assets
Cash	$10,000	$10,000
Total assets	$10,000	$10,000

Liabilities and stockholders' equity
Total liabilities	—	—
Commitments and contingencies
Preferred stock, $0.01 par value; 100,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value; 1,000,000,000 shares
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid in capital	9,990	9,990
Total stockholders’ equity	10,000	10,000
Total liabilities and stockholders' equity	$10,000	$10,000
See accompanying notes.

Cottonwood Multifamily REIT I, Inc.
Consolidated Statements of Operations

	June 30, 2016	December 31, 2015
	(Unaudited)	(Audited)
Revenues	$—	$—
Expenses	—	—
Net Income	$—	$—

Cottonwood Multifamily REIT I, Inc.
Consolidated Statements of Cash Flows

	June 30, 2016	December 31, 2015
	(Unaudited)	(Audited)
Operating activities	$—	$—

Investing activities	—	—

Financing activities
Issuance of common stock	—	10,000

Cash at beginning of period	10,000	—
Cash at end of period	$10,000	$10,000

Cottonwood Multifamily REIT I, Inc.
Notes to Consolidated Financial Statements
June 30, 2016
Note 1 - Organization and Business

Cottonwood Multifamily REIT I, Inc. (the “Company”) was formed on June 22, 2015 as a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”) beginning with the taxable year ending December 31, 2016, which may be extended to the taxable year ending December 31, 2017. Substantially all of the Company’s business is conducted through Cottonwood Multifamily REIT I O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership.

On May 27, 2016, the SEC qualified the Company’s offering of up to $50 million in common stock for an initial price of $10.00 per share. At June 30, 2016, 1,000 shares of common stock owned by an affiliated entity, Cottonwood Residential O.P., LP (“CROP”), were the only issued and outstanding shares of the Company. On September 2, 2016 the Company settled the required $2,000,000 of share subscriptions from unaffiliated persons to break escrow and began issuing shares (Note 6).

The purpose of the Company is to invest in multifamily apartment communities and real estate related assets located throughout the United States through joint ventures with CROP, an entity affiliated with the Company’s sponsor. The Company will only invest in assets outside of a joint venture with CROP should CROP choose not to participate.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, CW Multifamily REIT I GP, LLC, the Operating Partnership and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board Accounting Standards Codification.

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

For further information regarding the Company’s significant accounting policies, refer to the consolidated financial statements and footnotes included in the Company’s report on Form 1-A for the year ended December 31, 2015.

Organization and Offering Costs

Organization costs include all expenses incurred in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the offering, including managing broker-dealer fees and selling commissions. All organization and offering costs will be paid by Cottonwood Capital Property Management II, LLC (“CCPM II”), an affiliate of CROP. The Company will not incur any liability for or reimburse CCPM II for any of these organizational and offering costs. As of June 30, 2016, offering costs incurred by CCPM II in connection with this offering are approximately $340,000. Organizational costs incurred by CCPM II were not significant.

Income Taxes

The Company intends to qualify as a real estate investment trust beginning with the taxable year ending December 31, 2016, which may be extended to the taxable year ending December 31, 2017.

To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders.

If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

Note 3 - Stockholders’ Equity

As of June 30, 2016, 1,000 shares of common stock were issued and outstanding to CROP. The Company has not made any distributions through June 30, 2016.

Note 4 - Joint Venture Distributions

At June 30, 2016, the Company had not entered into any joint ventures (Note 6). Refer to the consolidated financial statements and footnotes included in the Company’s report on Form 1-A for the year ended December 31, 2015 for information on the form of the joint venture agreements, including structure, promotes and distributions.

Note 5 - Related-Party Transactions

CROP, CCPM II and their affiliates may receive promotional interests and fees for services provided. Refer to the consolidated financial statements and footnotes included in the Company’s report on Form 1-A for the year ended December 31, 2015 for more information.

Note 6 - Subsequent events

Gross Offering Proceeds

As of September 23, 2016, the Company had raised total gross offering proceeds of approximately $6,693,081 from settled subscriptions and issued 529,048 shares of common stock.

Acquisitions

On August 3, 2016, three joint ventures formed by the Company and CROP acquired the following multifamily apartment communities:

Property	Location	Apartment Units	Purchase Price
Alpha Mills	Charlotte, NC	267	$51,925,000
Elan Westside	Atlanta, GA	197	43,000,000
The Marq Highland Park	Westchase, FL	243	46,000,000

CROP contributed 10% of the equity in each joint venture and provided secured bridge loans of $45,886,500 and unsecured bridge loans of $3,163,500 to the Company for the remaining 90% equity and closing costs. These bridge loans are anticipated to be repaid using funds raised from the Company’s offering proceeds and bear interest at 6% per annum. The secured bridge loans are collateralized by the Company’s membership interests in the joint ventures. If not repaid, CROP may foreclose on a pro rate portion of Multifamily I OP’s interest in the joint ventures and own a larger percentage in the joint ventures.

The Marq Highland Park was previously wholly owned by CROP and sold to the joint venture at the same price it was purchased for on December 21, 2015.

CROP negotiated an $89,900,000 cross collateralized financing facility on these three properties. Of this amount, $56,900,000 of the debt is a fixed rate portion which bears interest at a rate of 3.39% per annum. The additional $33,000,000 is a floating rate portion which will bear interest at a rate equal to 2.18% over the then current 1 month LIBOR. The joint ventures have entered into a four-year interest rate cap agreement which provides that the highest interest rate that will be charged on the floating rate portion of the loan is 4.18%. The facility is secured by the three properties.
CROP and the Company entered into an investment policy agreement under which CROP is required to bring each multifamily apartment community available for acquisition that meets certain criteria to the Company if the Company has equity available to make the required equity investment in such multifamily apartment community.
CCPM II entered into a three party agreement with the Company which provides that CCPM II pay all of the selling commissions and managing broker-dealer fees and the organizational and offering expenses related to the offering (Note 2). The Company entered into an asset management agreement with CCPM II and the Operating Partnership will use CCPM II as its sole property manager for any and all properties acquired.
The Company intends to sponsor additional real estate investment trusts in the future which are anticipated to have terms that are similar to those described above.

The Company has evaluated its consolidated financial statements for subsequent events through September 23, 2016, the date the accompanying consolidated financial statements were available to be issued. Other than the matters noted below, the Company is not aware of any subsequent events which would require recognition or disclosure in the accompanying consolidated financial statements.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT I, INC.

By:	/s/ Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer

By:	/s/ Susan Hallenberg
Susan Hallenberg, Chief Financial Officer
Dated: September 28, 2016